Bernard Nolan, Attorney-Advisor

Jan Woo, Legal Branch Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

January 6, 2020

Re:	Sagoon, Inc. Offering Statement on Form 1-A Response dated December 12, 2019 File No. 024-11120

Dear Mr. Nolan and Ms. Nicholson,

Thank you for your comments dated December 12, 2019 regarding the Offering Statement of Sagoon, Inc. (the “Company”). We appreciate the opportunity to respond to your comments, which we have set out below together with the Company’s responses.

Offering Statement on Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 22

1.	During the years ended December 31, 2018 and 2017, you had operating expenses of $1.97 million and $1.93 million, respectively. For the six months ended June 30, 2019, you had operating expenses of $487,624. Please discuss the nature of the general and administrative expenses, sales and marketing expenses, and the research and development expenses you incurred. Clarify whether you have any material agreements for research and development.

The Company has amended the Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources to include additional detail surrounding its expenses and agreements for research and development. In addition, the Company included a new risk factor relating to the use of contract technology developers.

Plan of Operations, page 23

2.	You state that you believe you may reach profitability within three years "based on projections." For context, please disclose the assumptions on which such belief is based. In this regard, you should provide quantitative or qualitative disclosure that addresses the underlying projections that are referenced.

The Company has amended its discussion under Plan of Operations to emphasize the Company’s plans for generating revenue rather than stating its belief that it may reach profitability within three years.

General

3.	You state that your platform has been used by more than 3,000,000 people across the globe; hundreds of thousands of people visit your site on a monthly basis; and the number of users of your services has increased by approximately 400% between 2016 and 2019. Please clarify the extent to which you have had success in attracting more users to your platform by providing this data for each period presented, as opposed to providing it on an aggregate basis. Disclose whether you are able to distinguish unique users of your platform, and if not, address the risk that such limitation poses to your business. Also, to the extent there is a measure of user activity that you consider in managing your business (e.g., average monthly active users), please provide such information for each period presented.

The Company has amended the discussion under The Company’s Business to provide additional detail relating to user acquisition.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson
Partner
CrowdCheck Law, LLP

cc: Govinda Giri
Chief Executive Officer Sagoon Inc.
1980 Teasel Ct.
Woodbridge, VA 22192